Filed by Fresenius Medical Care Aktiengesellschaft,
               Commision File No. 001-14444, pursuant to Rules 165 and 425 under the Securities Act of 1933, as amended and Rule 13e-4(c)
                           under the Securities Exchange Act of 1934, as amended

This filing consists of a press release issued by Fresenius Medical Care AG on December 20 2005 in connection with its announcement of a proposed conversion of its outstanding preference shares into ordinary shares and transformation of the legal form of Fresenius Medical Care AG.

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                   Fresenius Medical Care AG
                                                Investor Relations
                                                Else-Kroner-Str. 1
                                                D-61352 Bad Homburg

                                                Contact:

                                                Oliver Maier
                                                ------------
                                                Phone:   + 49 6172 609 2601
                                                Fax:     + 49 6172 609 2301
                                                E-mail:   ir-fms@fmc-ag.com

                                                North America:

                                                Heinz Schmidt
                                                -------------
                                                Phone:     + 1 781 402 9000
                                                                 Ext.: 4518
                                                Fax:       + 1 781 402 9741
                                                E-mail: ir-fmcna@fmc-ag.com

                                                Internet: http://www.fmc-ag.com
                                                          ---------------------

                                                December 20, 2005

                    Share Conversion Offer Scheduled to Start
                                 in January 2006

Bad Homburg, Germany - December 20, 2005 - Fresenius Medical Care ("the Company") (Frankfurt Stock Exchange: FME - ISIN: DE0005785802, FME3 - ISIN:
DE0005785836) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced that the share conversion offer is scheduled to start in January 2006 following the settlement of pending disputes initiated by minority shareholders. It is anticipated to offer all preference shareholders in a period of four weeks the opportunity to convert their preference shares into ordinary shares on a 1:1 basis accompanied by payment of a conversion premium of (euro)9.75 per preference share to the Company. The share conversion and transformation of the legal form into a KGaA is expected to be completed during February 2006.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "I am pleased that we can continue with the implementation of these two important measures which fulfill the mandate of the extraordinary shareholder meeting on August 30, 2005. With these initiatives we have made a major step towards enhancing the attractiveness of our shares and in providing flexibility for future growth opportunities for the benefit of all stakeholders."

                                       ***

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

THE CONVERSION OFFER MAY BE MADE IN THE UNITED STATES ONLY BY PROSPECTUS. A REGISTRATION STATEMENT RELATING TO THE ORDINARY SHARES TO BE OFFERED IN THE UNITED STATES IN THE CONVERSION OFFER FOR THE OUTSTANDING PREFERENCE SHARES OF FRESENIUS MEDICAL CARE AG HAS BEEN FILED BUT HAS NOT YET BEEN DECLARED EFFECTIVE. THE CONVERSION OFFER HAS NOT YET COMMENCED. IF THE CONVERSION OFFER COMMENCES, EACH UNITED STATES RESIDENT PREFERENCE SHAREHOLDER OF FRESENIUS MEDICAL CARE AG SHOULD READ THE PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CONVERSION OFFER. WHEN THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE, FRESENIUS MEDICAL CARE PREFERENCE SHAREHOLDERS CAN OBTAIN THE PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. PREFERENCE SHAREHOLDERS MAY ALSO OBTAIN COPIES OF THE PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING FRESENIUS MEDICAL CARE WHEN THE DOCUMENTS BECOME AVAILABLE.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG, December 20, 2005                              2 of 2